[redacted]

KH 3/5

SECU. 13010794 .SION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chestnut Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Albert A. Holman, III 617-832-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiCicco, Gulman & Company LLP
(Name – *if individual, state last, first, middle name*)

150 Presidential Way	Woburn	Massachusetts	01801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/13

OATH OR AFFIRMATION

I, Albert A. Holman, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chestnut Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHERYL LYNNE YEZUKEVICH
Notary Public
Massachusetts
Commission Expires Aug 4, 2017

CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2012

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

DiCicco, Gulman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
Professional Excellence On A Personal Level℠

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2012

INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT SECURITIES, INC.

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

DECEMBER 31, 2012

Table of Contents

DiCicco, Gulman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
Professional Excellence On A Personal Level℠

Independent Auditors' Report

Board of Directors
Chestnut Securities, Inc.

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Chestnut Securities, Inc., as of December 31, 2012, and the related statements of loss, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chestnut Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

DiCicco, Gulman & Company LLP

February 22, 2013

CHESTNUT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	122,298
Accounts receivable		35,000
Total assets	$	157,298

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	15,395
Total liabilities		15,395
Shareholder's equity:		
Common stock, no par; 1,000 shares authorized; 474 shares issued and outstanding		15,102
Additional paid-in capital		301,000
Accumulated deficit		(174,199)
Total shareholder's equity		141,903
Total liabilities and shareholder's equity	$	157,298

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Investment banking fees	$	710,134
Investment income		106
Total revenues		710,240
Expenses:		
Administrative		695,130
Legal and accounting		33,485
Regulatory fees and other expenses		15,747
Total expenses		744,362
Net loss	$	(34,122)

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-in	Accumulated	Total Shareholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, January 1, 2012	474	$ 15,102	$ 301,000	$ (140,077)	$ 176,025
Net loss				(34,122)	(34,122)
Balance, December 31, 2012	474	$ 15,102	$ 301,000	$ (174,199)	$ 141,903

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net loss	$ (34,122)
Adjustments to reconcile net loss to net cash used in operating activities:	
Change in operating assets and liabilities:	
Accounts receivable	(35,000)
Accounts payable and accrued expenses	15,395
Total adjustments	(19,605)
Net cash used in operating activities	(53,727)
Cash and cash equivalents, beginning of year	176,025
Cash and cash equivalents, end of year	$ 122,298

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business
Chestnut Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company does not carry security accounts for customers or perform custodial functions related to customer securities. The Company engages in investment banking activities, including the structuring and arranging for financing of venture capital transactions. The Company also provides oversight and analysis functions for client investment accounts held at other firms for which the Company may or may not have discretionary trading authorization. A related organization, Chestnut Partners, Inc., ("CPI") provides financial consulting services and general investment banking advice, including acting as a financial advisor, for merger and acquisition assignments.

Subsequent Events
The Company has evaluated subsequent events through February 22, 2013, the date the financial statements were approved and authorized for issuance by management, and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may exceed federally insured limits.

The Company has defined cash equivalents as bank deposits, money market funds and highly liquid investments, with original maturities of three months or less, that are not held for sale in the ordinary course of business. Cash equivalents may include investments which are not insured or otherwise guaranteed by the government of the United States of America.

The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

Revenue Recognition
The Company derives all of its revenues from the performance of investment banking services. Investment banking services include underwriting counseling, securities distribution, placement of securities and post placement consulting services. The Company also derives revenue from the oversight and analysis functions for client investment accounts held at other firms. The Company enters into contracts with clients for periods usually lasting one year or less. Revenue is recognized when fixed or determinable under the contract terms, the services are provided, and collection is reasonably assured. Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are also included in investment banking fees.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company, with the consent of its shareholder, has elected to be taxed as an S Corporation and, as a result, its shareholder includes the income or loss of the Company in their individual income tax return. Accordingly, no provision for income taxes is included in the financial statements. Income taxes may be provided for state income tax purposes when certain revenue thresholds are achieved.

Accounting principles generally accepted in the United States of America prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. An additional liability for uncertain tax positions ("UTPs") is recognized and recorded as a component of current income tax expense for differences between financial and income tax reporting positions which do not meet this threshold. Any interest and penalties related to UTPs are recorded as a component of income tax expense. The Company has reviewed its income tax positions, and has not identified any material UTPs and thus has not recorded any additional liability at December 31, 2012.

The Company files income tax returns in federal and state jurisdictions. The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by taxing authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2009. Currently, there are no income tax audits in process.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed the greater of 1,500 percent or the minimum net capital requirement of $5,000. At December 31, 2012 the Company had net capital of $106,903, which was $101,903 in excess of its minimum net capital requirement of $5,000 (see Schedule I).

Note 3 - Related Party Transactions

Revenue

During 2012, the Company provided investment banking services for one client in which the shareholder has a financial interest. Investment banking fees include approximately $51,000 for these services.

Note 3 - Related Party Transactions (Continued)

Administrative Expenses

The Company has an agreement with an entity under common control (the "Affiliate") whereby the Affiliate has agreed to fund certain administrative expenses of the Company. Under the agreement, which is renewable annually, the Company reimburses the Affiliate for its share of the administrative expenses funded on its behalf. During 2012, the Company reimbursed the Affiliate for administrative expenses incurred in the amount of approximately $613,000. At December 31, 2012, approximately $10,000 was due to the Affiliate and is included in accounts payable and accrued expenses.

Note 4 - Concentrations

Revenues

Four clients represented approximately 76% of the Company's revenues from investment banking services during 2012.

Note 5 - Supplemental Cash Flow Information

No cash was paid for interest or state income taxes in 2012.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CHESTNUT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

Net capital		
Total shareholder's equity qualified for net capital	$	141,903
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		(35,000)
Net capital	$	106,903
Aggregate indebtedness	$	15,395
Computation of basic net capital requirement		
Minimum net capital required	$	5,000
Percentage of aggregate indebtedness to net capital		14%
Computation of excess net capital		
Net capital	$	106,903
Minimum net capital required		(5,000)
Excess net capital	$	101,903
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	106,903
Net audit adjustments		-
Net capital per above	$	106,903

No material differences exist between the Audited Computation of Net Capital and the Net Capital reported in the Company's Part II FOCUS report at December 31, 2012.

SCHEDULE II

CHESTNUT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

The Company claims exemption to the Reserve Requirement Rule pursuant to the provision of Rule 15c3-3(k).

DiCicco, Gulman & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS
Professional Excellence On A Personal Level℠

EXHIBIT A

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Chestnut Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Chestnut Securities, Inc., (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

150 PRESIDENTIAL WAY, SUITE 510 WOBURN, MA 01801 | TEL 781.937.5300 FAX 781.937.5100 | WWW.DGCCPA.COM

that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiCicco, Gulman & Company LLP

February 22, 2013

DG
& Company

tel 781.937.5300 • fax 781.937.5100 • www.dgccpa.com
150 Presidential Way, suite 510 Woburn, Massachusetts 01801
Additional location: Boston, MA